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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)



                                (AMENDMENT NO. 5)



                               RENT-A-CENTER, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  76 009N 10 0
                                 (CUSIP Number)

                                NOVEMBER 8, 2000
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
               [ ] Rule 13d-1(b)
               |X| Rule 13d-1(c)
               [ ] Rule 13d-1(d)

                      (Continued on the following page(s))



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CUSIP No. 76 009N 10 0                13G/A
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 1)    Name of Reporting Person
       I. R. S. Identification No. of Above Persons (entities only)

       Mark E. Speese
       SSN:  373 58 7437

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 2)    Check the Appropriate Box if a Member of a Group*
                                                                         (a) [ ]
                                                                         (b) [ ]
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 3)    SEC Use Only
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 4)    Citizenship or Place of Organization          United States
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                         (5)         Sole Voting Power             1,751,832 (1)
                         -------------------------------------------------------
       Number of
       Shares Bene-
       ficially          (6)         Shared Voting Power
       Owned by          -------------------------------------------------------
       Reporting
       Person With
                         (7)         Sole Dispositive Power        1,751,832 (1)
                         -------------------------------------------------------


                         (8)         Shared Dispositive Power
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 9)    Aggregate Amount Beneficially Owned by Reporting Person     1,751,832 (1)
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10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares*     [X]
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11)    Percent of Class Represented by Amount in Row (9)           7.1% (2)
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12)    Type of Reporting Person*                                   IN
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       (1)    Mr. Speese has sole voting and dispositive power with respect to
              (i) 1,251,832 shares held directly by him, (ii) 250,000 shares held by the Mark Speese 2000 Grantor Retained Annuity Trust, a trust organized under the laws of the State of Texas, of which Mr. Speese is the sole trustee, and (iii) 250,000 shares held by the Carolyn Speese 2000 Grantor Retained Annuity Trust, a trust organized under the laws of the State of Texas, of which Mr.
              Speese is the sole trustee.

       (2) Assumes a total of 24,691,359 shares outstanding, based on the amount reported in Rent-A-Center, Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2000.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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PRELIMINARY NOTE

         The Schedule 13G filed with the Securities & Exchange Commission on February 14, 1997 (the "Original Schedule 13G") on behalf of Mark E. Speese in connection with the common stock, par value $0.01 per share (the "Common Stock") of Rent-A-Center, Inc., a Delaware corporation (the "Company"), as amended by the Schedule 13G/A filed on March 3, 1998, the Schedule 13G/A filed on February 9, 1999, the Schedule 13G/A filed on February 10, 2000, and the Schedule 13G/A filed on August 15, 2000, is hereby amended to reflect a series of transactions for estate planning purposes, primarily the transfer of 500,000 shares of Common Stock of the Company held by Mr. Speese to entities controlled by him for the benefit of his children. Unless otherwise defined, all capitalized terms used herein shall have the same meanings set forth in the Original Schedule 13G.

Item 2(a) is hereby amended and restated to read as follows:

ITEM 2(a).    NAME OF PERSON FILING:

         Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends his Schedule 13G to reflect the transfer of 500,000 shares of Common Stock (the "Transferred Shares") to entities controlled by the undersigned for the benefit of his children. The undersigned has retained the power to vote, direct the vote of, dispose of or direct the disposition of the Transferred Shares.

         On November 8, 2000, Mr. Speese and Carolyn Speese, his spouse ("Mrs. Speese"), partitioned 500,000 shares of Common Stock held by them as community property, such that Mr. Speese held 250,000 shares as his separate property and Mrs. Speese held 250,000 shares as her separate property. Mr. Speese then contributed his respective 250,000 shares to the Mark Speese 2000 Grantor Retained Annuity Trust (the "Mark Speese GRAT"), the beneficiaries of which are remainder trusts for the benefit of Mr. and Mrs. Speese's children. Mrs. Speese also contributed her respective 250,000 shares to the Carolyn Speese 2000 Grantor Retained Annuity Trust (the "Carolyn Speese GRAT"), the beneficiaries of which are remainder trusts for the benefit of Mr. and Mrs. Speese's children. Mr. Speese is the trustee of each of the Mark Speese GRAT and the Carolyn Speese GRAT, and he retains the sole power to vote, direct the vote, dispose or direct the disposition of the Transferred Shares.



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         Mr. Speese is making this amendment because he, the Mark Speese GRAT and the Carolyn Speese GRAT may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this amendment nor anything contained herein shall be deemed an admission by Mr. Speese or either of the Mark Speese GRAT or the Carolyn Speese GRAT that a group exists.

Item 4 is hereby amended and restated to read as follows:

ITEM 4.       OWNERSHIP:

         Mr. Speese beneficially owns 1,751,832 shares of Common Stock of the Company (the "Shares"), approximately 7.1% of the Common Stock outstanding, consisting of (i) 1,251,832 shares of Common Stock owned directly by Mr. Speese, (ii) 250,000 shares of Common Stock held by the Mark Speese GRAT, of which Mr. Speese serves as sole Trustee, and (iii) 250,000 shares of Common Stock held by the Carolyn Speese GRAT, of which Mr. Speese serves as sole Trustee. Mr. Speese, either directly or as trustee of each of the Mark Speese GRAT and the Carolyn Speese GRAT, has sole power to vote, direct the vote, dispose or direct the disposition of the Shares. Mr. Speese disclaims beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, of 1,800 shares of Common Stock held by Mr. Speese's children.




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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February     14,    2001                     /s/ MARK E. SPEESE
           -------                           -----------------------------------
                                                  Mark E. Speese





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